UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

RECEPTOS, INC.

(Name of Subject Company (Issuer))

STRIX CORPORATION

(Offeror)

A Wholly-Owned Subsidiary of

CELGENE CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE	756207106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Robert J. Hugin

Chairman and Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Robert A. Cantone, Esq.

Daniel I. Ganitsky, Esq.

Ori Solomon, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$ 7,561,571,592.00	$ 878,654.62

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 32,592,981 shares of common stock, $0.001 par value per share, of Receptos, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 31,606,369 Shares issued and outstanding and (ii) 986,612 Shares issuable upon the exercise of outstanding options exercisable prior to December 31, 2015), multiplied by (b) the offer price of $232.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of July 27, 2015, the most recent practicable date prior to commencement of the offer.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $116.20 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Celgene Corporation
Amount Previously Paid: $878,654.62	Filing Party: Strix Corporation.
Form or Registration No.: Schedule TO	Date Filed: July 28, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 further amends and supplements the Tender Offer Statement on Schedule TO originally filed on July 28, 2015, as amended and supplemented by Amendment No. 1 filed on August 11, 2015 and Amendment No. 2 filed on August 18, 2015 (together with any amendments and supplements thereto, the “Schedule TO”), relating to the offer by Strix Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Receptos, Inc., a Delaware corporation (“Receptos”), other than any Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Celgene, Purchaser, Receptos or any of their wholly-owned subsidiaries, at a price of $232.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2015 (the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

The Offer expired at 12:00 midnight, New York City time, at the end of the day on Monday, August 24, 2015. All of the conditions to the Offer have been satisfied. Accordingly, Purchaser will accept for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer (including all Shares delivered through Notices of Guaranteed Delivery), and payment for such Shares will be made promptly in accordance with the terms of the Offer. The Depositary has advised Celgene and Purchaser that, as of the expiration of the Offer, a total of approximately 24,266,185 Shares were validly tendered and not withdrawn in the Offer, representing approximately 77% of the outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered with respect to approximately 1,911,670 Shares that have not yet been tendered, representing approximately 6% of the outstanding Shares.

Following the consummation of the Offer and subject to the terms of the Merger Agreement, Celgene expects to effect a merger of Purchaser with and into Receptos as promptly as practicable pursuant to Section 251(h) of the DGCL, with Receptos surviving as a wholly-owned subsidiary of Celgene. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than any Cancelled Company Shares, any Dissenting Shares and the Accepted Shares) will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes.

Promptly following consummation of the Merger, Celgene intends to cause all Shares to be delisted from the NASDAQ and deregistered under the Exchange Act.

On August 25, 2015, Celgene issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(G)	Press Release issued by Celgene on August 25, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2015	CELGENE CORPORATION

	By:	/s/ Peter N. Kellogg
Peter N. Kellogg
Executive Vice President and Chief Financial Officer

STRIX CORPORATION

	By:	/s/ Peter N. Kellogg
Peter N. Kellogg
Chief Financial Officer

EXHIBIT INDEX

(a)(5)(G)	Press Release issued by Celgene on August 25, 2015